August 28, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

       Re: EVIO, INC.
           Form 10-K for Fiscal Year Ended September 30, 2017
           Filed January 17, 2018
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed May 16, 2018
           File No. 000-12350

Dear Mr. Waldrop:

       We issued comments to you on the above captioned filings on May 16 and May 30,
2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 12,
2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3835 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
 William Waldrop
EVIO, INC.
FirstName LastNameWilliam Waldrop
August 28, 2018
Comapany NameEVIO, INC.
Page 2
August 28, 2018 Page 2
cc:       Christian Carnell
FirstName LastName